As filed with the Securities and Exchange Commission on April 14, 2006.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNIGENE LABORATORIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2833	22-2328609
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

110 Little Falls Road

Fairfield, New Jersey 07004

(973) 882-0860

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warren P. Levy

President

Unigene Laboratories, Inc.

110 Little Falls Road

Fairfield, New Jersey 07004

(973) 882-0860

(Name, address including zip code, and telephone number, including area code, of agent for service)

With a copy to:

James J. Marino, Esq.

Dechert LLP

P.O. Box 5218

Princeton, NJ 08543-5218

(609) 620-3200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box  ☐ and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box  ☐

and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box  ☐ and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $.01 per share(1)	5,000,000	$3.395	$16,975,000	$1816.33

(1)	Each share of Common Stock includes a right to purchase one ten-thousandth of a share of Common Stock.
(2)	This Registration Statement registers the offer and sale of 5,000,000 shares of common stock, par value $.01 per share of the registrant (the “Common Stock”). Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares registered hereby includes such additional number of shares of Common Stock as are required to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Common Stock reported on the OTC Bulletin Board on April 7, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant has filed a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Subject to completion, dated April [    ], 2006

Prospectus

UNIGENE LABORATORIES, INC.

5,000,000 Shares of Common Stock

This prospectus relates to the sale of up to 5,000,000 shares of Unigene Laboratories, Inc. (the “Company”) common stock, par value $.01 per share, by the selling stockholder named in the “Selling Stockholder” section of this prospectus (the “Selling Stockholder”), of which 1,000,000 shares are issuable upon the exercise of warrants of the Company held by the Selling Stockholder. The prices at which the Selling Stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by the Selling Stockholder. All costs, expenses and fees in connection with the registration of these shares will be borne by the Company.

Our common stock is quoted in the OTC Bulletin Board under the symbol “UGNE.” On April 12, 2006, the last reported closing price of our common stock was $3.86 per share.

You should read this prospectus carefully before you invest. Please refer to “ Risk Factors Related to our Business” on page 2 of this prospectus for a discussion of the material risks involved in investing in the shares.

The selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is [                        ], 2006.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in Unigene common stock under the heading “Risk Factors,” before investing in Unigene common stock. “Unigene®,” “Forcaltonin®,” and “Fortical®” are registered trademarks of Unigene Laboratories, Inc.

Business

Unigene is a biopharmaceutical company engaged in the research, production and delivery of small proteins, referred to as peptides, that have demonstrated or may have potential medical use. We have a patented manufacturing technology for producing many peptides cost-effectively. We also have patented oral and nasal delivery technologies that have been shown to deliver medically useful amounts of various peptides into the bloodstream. Our primary focus has been on the development of calcitonin and other peptide products for the treatment of osteoporosis and other indications. We have licensed worldwide rights to our manufacturing and delivery technologies for oral parathyroid hormone, which we refer to as PTH, to GlaxoSmithKline, or GSK. We have also licensed in the U.S. our nasal calcitonin product, which we have trademarked as Fortical®, to Upsher-Smith Laboratories, Inc., or USL. Fortical was approved by the Food and Drug Administration, or FDA, in August 2005. This is our first product approval in the U.S. Both of these products are being developed for the treatment of osteoporosis. We have also licensed worldwide rights to our patented manufacturing technology for the production of calcitonin to Novartis Pharma AG, or Novartis. We have an injectable calcitonin product, Forcaltonin®, that is approved for sale in the European Union and in Switzerland for osteoporosis indications. This product has not generated significant revenue. Our peptide products other than Fortical in the United States will require clinical trials and/or approvals from regulatory agencies and all of our products will require acceptance in the marketplace. There are risks that these clinical trials will not be successful and that we will not receive FDA approval or significant sales for these products. We compete with specialized biotechnology companies, major pharmaceutical and chemical companies and universities and research institutions. Most of these competitors have substantially greater resources than we do.

Among our major accomplishments are:

•	Development and Licensing of a Proprietary Peptide Production Process. One of our principal scientific accomplishments is our success in developing a highly efficient biotechnology-based peptide production process. Several patents relating to this process have issued. We believe that these proprietary processes are key steps in the more efficient and economical commercial production of medically useful peptides. Many of these peptides cannot be produced at a reasonable cost in sufficient quantities for human testing or commercial use by currently available production processes. We have constructed and are operating a manufacturing facility employing this process to produce PTH and calcitonin, and we have also produced laboratory-scale quantities of several other peptides. During 2004, we licensed worldwide rights to this technology to Novartis for their production of calcitonin.

•	Development and Licensing of Proprietary Technology for Oral Delivery. We have developed and patented an oral formulation that has successfully delivered therapeutically important quantities of calcitonin and PTH into the bloodstream of human subjects in studies performed by Unigene and our collaborators. We believe that the components of our patented oral product also can enable the delivery of other peptides and we have initiated studies to investigate this possibility internally and in collaboration with others. During 2001, we reported successful oral delivery in animal studies of various peptides including PTH for the treatment of osteoporosis and insulin for the treatment of diabetes. During 2002, we licensed rights to our manufacturing and delivery technologies for oral PTH to GSK. During 2004, GSK successfully completed a Phase I study for oral PTH.

•	Development and Licensing of Proprietary Technology for Nasal Delivery. We have developed and patented a nasal calcitonin formulation that, in human studies, demonstrated similar blood levels to an existing nasal calcitonin product and also demonstrated a comparable decrease in bone loss, as measured by several industry accepted blood markers, and a comparable increase in bone mineral density. During 2002, we licensed U.S. rights to our nasal calcitonin product, Fortical, to USL. We filed a new drug application, or NDA, for Fortical in March 2003 and Fortical was approved by the FDA in August 2005. This is our first product approval in the United States. This approval triggered the receipt of the final $4,000,000 milestone payment from USL and the launch of the product has resulted in sales and royalty payments from USL.

These patented manufacturing and delivery technologies form the basis of our business strategy. The potential pharmaceutical products that we are developing use one or, in most cases, two of these technologies. Our oral calcitonin and oral PTH products would utilize our peptide production process as well as our oral delivery system for peptides. These products are currently in development and, if approved, they most likely would be introduced into the market years from now.

Our business strategy is to develop proprietary products and processes with applications in human health care to generate revenues from license fees, royalties on third-party sales and direct sales of bulk or finished products. Generally, we fund our internal research activities and, due to our limited financial resources, intend to rely on licensees, which are likely to be established pharmaceutical companies, to provide development funding. We also generally expect to rely on these licensees to take responsibility for obtaining appropriate regulatory approvals, human testing, and marketing of products derived from our research activities. However, we may, in some cases, retain the responsibility for human testing and for obtaining the required regulatory approvals for a particular product.

Corporate Information

Unigene is incorporated under the laws of the State of Delaware. Our executive offices are located at 110 Little Falls Road, Fairfield, New Jersey 07004, and our telephone number at this location is (973) 882-0860. The address of our web site is www.unigene.com. Information on our web site is not part of this prospectus.

Unigene Common Stock

Unigene common stock trades on the OTC Bulletin Board under the symbol “UGNE.”

The Offering

On March 16, 2006, we entered into a common stock purchase agreement (the “Securities Purchase Agreement”) with an accredited institutional investor (the “Purchaser”) identified in the Schedule of Buyers to the Securities Purchase Agreement, in a private placement (the “Private Placement”), pursuant to which the Purchaser agreed to purchase 4,000,000 shares of our Common Stock, and a common stock purchase warrant under which it may acquire an additional 1,000,000 shares of common stock. The Purchaser, the selling stockholder under this prospectus, is offering for sale up to 5,000,000 shares of our common stock, consisting of 4,000,000 shares of our common stock and a common stock purchase warrant under which it may acquire an additional 1,000,000 shares of our common stock. The five-year warrant, which is exercisable immediately at an exercise price of $4.25 per share, allows a cashless exercise and has certain anti-dilutive provisions.

As of March 31, 2006, there were 87,528,565 shares of our common stock outstanding, including 4,000,000 shares issued to the Purchaser pursuant to the Securities Purchase Agreement. The number of shares outstanding excludes an additional 1,000,000 shares of common stock the Purchaser may acquire pursuant to a common stock purchase warrant dated March 17, 2006. The 5,000,000 shares offered by this prospectus represent 5.6% of the total common stock outstanding as of March 31, 2006, assuming the issuance of these shares. This is our first financing transaction with the Purchaser.

Risk Factors

Our business is subject to the following risk factors:

Unigene’s operations for 2006 and future years are highly dependent on the successful marketing of Fortical.

Fortical was approved by the FDA on August 12, 2005 and launched by USL on August 16, 2005. Any factors that adversely impact the marketing of Fortical, including, but not limited to, competition, acceptance in the marketplace, or delays related to production and distribution or regulatory issues, will have a severe negative impact on our cash flow and operating results.

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual losses since our inception. As a result, at December 31, 2005, we had an accumulated deficit of approximately $108,000,000. Our gross revenues for the years ended December 31, 2005, 2004 and 2003 were $14,276,000, $8,400,000 and $6,024,000, respectively. However, our revenues have not been sufficient to sustain our operations. Revenue for 2005 consists primarily of revenue generated from our agreement with USL for Fortical including sales, royalties and a milestone payment. Revenue for 2004 consisted primarily of milestone revenue from GSK and calcitonin sales to Novartis. Revenue for 2003 consisted primarily of milestone payments from USL and GSK and PTH sales to GSK. As of December 31, 2005, we had three material revenue generating license agreements. Our injectable calcitonin product has been approved for commercial sale in a number of European countries, but we do not anticipate that these sales will produce significant revenues. We believe that to achieve profitability we will require at least the successful commercialization of our nasal calcitonin or oral PTH products or another oral peptide product in the U.S. and abroad.

For 2005, we had operating income of $594,000 and during the years ended December 31, 2004 and 2003 we incurred losses from operations of $5,344,000 and $6,224,000, respectively. Our net losses for the years ended December 31, 2005, 2004 and 2003 were $496,000, $5,941,000 and $7,398,000, respectively. We might never be profitable.

Our independent registered public accounting firm has added an explanatory paragraph to their audit opinion issued in connection with the financial statements for each of the years ended December 31, 2005, 2004 and 2003 relative to the substantial doubt about our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We may require additional funding to sustain our operations and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations. Our future capital requirements will depend on many factors, including:

•	USL’s ability to successfully market Fortical;

•	the achievement of milestones in our Novartis and GSK agreements;

•	continued scientific progress in our discovery and research programs;

•	progress with preclinical studies and clinical trials;

•	the magnitude and scope of our discovery, research and development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	our partners’ ability to sell and market our products;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in expanding and maintaining our production facility;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	the potential need to develop, acquire or license new technologies and products; and

•	the continued ability to manage demand loans from Jay Levy.

We had cash flow deficits from operations of $1,500,000, $1,220,000 and $4,632,000 for the years ended December 31, 2005, 2004 and 2003, respectively. We believe that we will generate financial resources to apply toward funding our operations through sales of Fortical to USL, royalties from USL sales of Fortical, the achievement of milestones in the Novartis and GSK agreements and/or through the sale of PTH to GSK. However, if USL is unable to successfully market Fortical or if we are unable to achieve the milestones and sales on a timely basis, we would need additional funds to continue our operations.

We may need additional funds from financing or other sources to fully implement our business, operating and development plans. We sold 2,123,142 shares of our common stock and a five-year common stock purchase warrant to purchase up to 1,061,571 shares of our common stock at an exercise price of $1.77 per share to Fusion Capital Fund II LLC, or Fusion, for gross proceeds of $3,000,000 in April 2005. On March 17, 2006, we completed the sale of a total of 4,000,000 shares of our common stock and a common stock warrant to purchase up to 1,000,000 shares of our common stock to the Purchaser pursuant to the Securities Purchase Agreement in the Private Placement. The five-year warrant is exercisable immediately at an exercise price per share of $4.25. We received gross proceeds of $13,000,000, before expenses of approximately $100,000. The sale of our common stock by Fusion or the Purchaser could cause the price of our common stock to decline. If our stock price declines, we may be unable to raise additional funds through the sale of our common stock to others.

We believe that satisfying our long-term capital requirements will require at least the successful commercialization of one of our peptide products. However, our products may never become commercially successful.

Some of our officers have made loans to us, some of which are in default, and they are entitled to remedies available to a secured creditor, which gives them a priority over the holders of our common stock.

Some of our officers have made loans to us under promissory notes in the aggregate principal amount of $10,105,000, of which a total of $4,395,000, plus $5,067,000 in accrued interest, is in default as of December 31, 2005. We repaid an aggregate of $2,000,000 in principal on certain of these default loans on March 31, 2006. Our obligations under these promissory notes are secured by, among other things, mortgages upon all of the real property we own and pledges of substantially all of our assets. If we become insolvent or are liquidated, or if payment under the default promissory notes is accelerated, the holders of the promissory notes will be entitled to exercise the remedies available to a secured lender under applicable law which would entitle them to full repayment before any funds could be paid to our stockholders.

Most of our products are in early stages of development and we may not be successful in our efforts to develop a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations.

Our success depends on our ability to commercialize a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations. Except for our Fortical product, most of our products are in early stages of development and we may never develop a calcitonin, PTH or other peptide product that makes us profitable. We have a contractual joint venture with Shijiazhuang Pharmaceutical Group, or SPG, which may never generate significant profits. Our ability to achieve profitability is dependent on a number of factors, including our ability to complete development efforts, obtain regulatory approval for our product candidates, and commercialize successfully those product candidates or our technologies. We believe that the development of more desirable formulations is essential to expand consumer acceptance of peptide pharmaceutical products. However, we may not be successful in our development efforts, or other companies may develop such products, or superior products, before we do.

We may not be successful in our efforts to gain regulatory approval for our products other than Fortical and, if approved, the approval may not be on a timely basis.

Even if we are successful in our development efforts, we may not be able to obtain the necessary regulatory approval for our products other than Fortical. The FDA must approve the commercial manufacture and sale of pharmaceutical products in the United States. Similar regulatory approvals are required for the sale of pharmaceutical products outside of the United States. We entered into a contractual joint venture agreement in China with SPG. The contractual joint venture may not be able to obtain regulatory approval in China. Although we have received regulatory approval in the European Union and Switzerland for the sale of our injectable calcitonin product, none of our products other than Fortical has been approved for sale in the United States, and our other products may never receive the approvals necessary for commercialization. We must conduct further human testing on certain of our products before they can be approved for commercial sale. Any delay in receiving, or failure to receive, these approvals would adversely affect our ability to generate product revenues.

We may not be successful in efficiently developing, manufacturing or commercializing our products.

Because of our limited clinical, manufacturing and regulatory experience and our lack of a marketing organization, we are likely to rely on licensees or other parties to perform one or more tasks for the commercialization of pharmaceutical products, such as USL to market and distribute Fortical in the U.S. If any of our products are approved for commercial sale, the product will need to be manufactured in commercial quantities at a reasonable cost in order for it to be a successful product that will generate profits. We may incur additional costs and delays while working with these parties, and these parties may ultimately be unsuccessful in the commercialization of a product.

We have made a substantial investment in our production facility which we may need to upgrade or expand in order to manufacture some of our products in commercial quantities required by our corporate partners.

We have constructed and are operating a facility intended to produce Fortical, calcitonin, PTH and other peptides. This facility has been inspected by European regulatory authorities who have determined that we were in compliance with the then-current European good manufacturing practice guidelines for the manufacture of calcitonin for human use, and we have also passed a pre-approval inspection conducted by the FDA for Fortical. The risks associated with this facility include the failure to achieve targeted production and profitability goals, the development by others of superior processes and products, and the absence of a market for products produced by the facility. We upgraded our manufacturing facility in order to expand our fill line for Fortical. However, the successful commercialization of any of our other products may require us to make additional expenditures to expand or upgrade our manufacturing operations. We may be unable to make these capital expenditures when required.

Our success is dependent on our ability to establish and maintain commercial partnerships and currently we have only three significant license agreements.

We do not currently have, nor do we expect to have in the near future, sufficient financial resources and personnel to develop and market our products on our own. Accordingly, we expect to continue to depend on large pharmaceutical companies for revenues from sales of products, research sponsorship and distribution of our products.

The process of establishing partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new partnerships on favorable terms, if at all. If we successfully establish new partnerships, the partnerships may never result in the successful development of our product candidates or the generation of significant revenue. Management of our relationships with these partners would require:

•	significant time and effort from our management team;

•	coordination of our research with the research priorities of our corporate partners;

•	effective allocation of our resources to multiple projects; and

•	an ability to attract and retain key management, scientific, production and other personnel.

We may not be able to manage these relationships successfully.

We currently have significant license agreements with Novartis worldwide for the production of calcitonin, with GSK worldwide for oral PTH and with USL in the United States for nasal calcitonin. We are pursuing additional opportunities to license or enter into distribution arrangements for products that utilize our oral and nasal delivery technologies and/or our manufacturing technology. However, we may not be successful in any of these efforts.

In June 2000, we entered into a joint venture agreement with SPG for the manufacture and distribution of injectable and nasal calcitonin products in China and possibly, with our approval, other selected Asian markets, for the treatment of osteoporosis. The contractual joint venture began operations in March 2002; sales of its injectable calcitonin product began in April 2002, using SPG’s existing license. Sales are being used by the contractual joint venture to offset startup costs. Therefore, the contractual joint venture’s initial net income or loss will be immaterial to our overall results of operations. We have entered into distribution agreements for our injectable formulation of calcitonin in the United Kingdom, Ireland and Israel. We also have entered into a license agreement in Greece for nasal calcitonin. To date, we have not received material revenues from these agreements and may never do so.

Because we are a biopharmaceutical company, our operations are subject to extensive government regulation.

Our laboratory research, development and production activities, as well as those of our collaborators and licensees, are subject to significant regulation by federal, state, local and foreign governmental authorities. In addition to obtaining FDA approval and other regulatory approvals for our products, we must obtain approvals for our manufacturing facility to produce calcitonin, PTH and other peptides for human use. The regulatory approval process for a pharmaceutical product requires substantial resources and may take many years. In addition, in China, where we have signed a joint venture agreement, we are required to receive government approval in order to obtain a business license and obtain our official status as a Chinese joint venture. Our inability to obtain approvals or delays in obtaining approvals would adversely affect our ability to continue our development program, to manufacture and sell our products, and to receive revenue from milestone payments, product sales or royalties.

The FDA or other regulatory agencies may audit our production facility at any time to ensure compliance with current Good Manufacturing Practices, or cGMP, guidelines. These guidelines require that we conduct our production operation in strict compliance with our established rules for manufacturing and quality controls. Any of these agencies can suspend production operations and product sales if they find significant or repeated deviations from these guidelines. A suspension would likely cause us to incur additional costs or delays in production and product development.

Fortical currently faces competition from large pharmaceutical companies and if our other products receive regulatory approval, these other products would also face competition from large pharmaceutical companies with superior resources.

We are engaged in developing pharmaceutical products, which is a rapidly changing and highly competitive field. To date, we have concentrated our efforts primarily on products to treat one indication — osteoporosis. Like the market for any pharmaceutical product, the market for treating osteoporosis has the potential for rapid, unpredictable and significant technological change. Competition is intense from specialized biotechnology companies, major pharmaceutical and chemical companies and universities and research institutions. There could also be future competition from products that are generic to our product or the innovator product. Fortical currently faces competition from large pharmaceutical companies who produce osteoporosis products and if any of our other products receive regulatory approval, these other products would also face competition from large pharmaceutical companies with substantially greater financial resources, research and development staffs and facilities, and regulatory experience than we have. Major companies in the field of osteoporosis treatment include Novartis, Merck, Eli Lilly, Sanofi-Aventis and Procter & Gamble. We believe that we should be able to compete with these companies due both to our partnerships with GSK and USL and to our patented technologies. However, one of these potential competitors could, at any time, develop products or a manufacturing process that could render our technology or products noncompetitive or obsolete.

Our success depends upon our ability to protect our intellectual property rights.

We filed applications for U.S. patents relating to proprietary peptide manufacturing technology and oral and nasal formulations that we have invented in the course of our research. Our most important U.S. manufacturing and delivery patents expire from 2016 to 2021. To date, nine U.S. patents have been issued and other applications are pending. We have also made patent application filings in selected foreign countries and forty-six foreign patents have been issued with other applications pending. We face the risk that any of our pending applications will not be issued as patents. In addition, our patents may be found to be invalid or unenforceable. Our business also is subject to the risk that our issued patents will not provide us with significant competitive advantages if, for example, a competitor were to independently develop or obtain similar or superior technologies. To the extent we are unable to protect our patents and patent applications, our investment in those technologies may not yield the benefits that we expect.

We also rely on trade secrets to protect our inventions. Our policy is to include confidentiality obligations in all research contracts, joint development agreements and consulting relationships that provide access to our trade secrets and other know-how. However, parties with confidentiality obligations could breach their agreements causing us harm. If a secrecy obligation were to be breached, we may not have the financial resources necessary for a legal challenge. If licensees, consultants or other third parties use technological information independently developed by them or by others in the development of our products, disputes may arise from the use of this information and as to the ownership rights to products developed using this information. These disputes may not be resolved in our favor and could materially impact our business.

Our technology or products could give rise to product liability claims.

Our business exposes us to the risk of product liability claims from human testing, manufacturing and sale of pharmaceutical products. The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims even if our products are not actually at fault for causing an injury. Furthermore, our products may cause, or may appear to cause, adverse side effects or potentially dangerous drug interactions that we may not learn about or understand fully until the drug is actually manufactured and sold. Product liability claims can be expensive to defend and may result in large judgments against us. Even if a product liability claim is not successful, the adverse publicity, time, and expense involved in defending such a claim may interfere with our business. We may not have sufficient resources to defend against or satisfy these claims. We currently maintain $10,000,000 in product liability insurance coverage. However, this amount may not be sufficient to protect us against losses or may be unavailable in the future on acceptable terms, if at all.

We have financial obligations under our current joint venture agreement in China.

An NDA for injectable and nasal calcitonin products was filed in China in the third quarter of 2003. The timing of the approval of our NDA in China is uncertain. Under the terms of the joint venture agreement in China with SPG, we are obligated to contribute up to $405,000 in cash after approval of its Chinese NDA and up to an additional $495,000 in cash within two years thereafter. However, these amounts may be reduced or offset by our share of the entity’s profits, if any. As of March 31, 2006, we contributed $37,500 to the existing contractual joint venture.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical, production and managerial personnel. There is intense competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, production and managerial personnel in a timely manner, would harm our research and development programs and our business.

Dr. Warren Levy and Dr. Ronald Levy have been our principal executive officers since our inception. We rely on them for their leadership and business direction. Each of them has entered into an agreement with us providing that he shall not engage in any other employment or business for the period of his employment with us and will not engage in a competing business for one year following termination. However, each of them is only bound by his respective employment agreement to provide services for a one-year term. The loss of the services of either of these individuals could significantly delay or prevent the achievement of our scientific and business objectives.

The market price of our common stock is volatile.

The market price of our common stock has been, and we expect it to continue to be, highly unstable. Factors including our announcement of technological improvements or announcements by other companies, regulatory matters, research and development activities, new or existing products or procedures, signing or termination of licensing agreements, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, and public concern over the safety of activities or products have had a significant impact on the market price of our stock. We expect such factors to continue to impact our market price for the foreseeable future. In addition, potential dilutive effects of future sales of shares of Unigene common stock by us or our stockholders, including sales by Fusion and/or the Purchaser in the Private Placement and by the exercise and subsequent sale of Unigene common stock by the holders of outstanding and future warrants and options, could have an adverse effect on the price of our stock.

Our common stock is classified as a “penny stock” under SEC rules, which may make it more difficult for our stockholders to resell our common stock.

Our common stock is traded on the OTC Bulletin Board. As a result, the holders of our common stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it was listed on a stock exchange or quoted on the Nasdaq National Market or the Nasdaq Small-Cap Market. Because Unigene common stock is not traded on a stock exchange or on Nasdaq, and the market price of the common stock is less than $5.00 per share, the common stock is classified as a “penny stock.” Rule 15g-9 of the Securities Exchange Act of 1934, as amended, imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” These include the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

The sale of the shares of common stock acquired by Fusion and the Purchaser in the Private Placement could cause the price of our common stock to decline.

The 2,123,142 shares of common stock sold to Fusion in April 2005 are freely tradeable and, upon the effectiveness of the registration statement of which this prospectus forms a part, the 4,000,000 shares sold to the Purchaser in March 2006 will be freely tradable. All other shares previously sold under the prior common stock purchase agreements with Fusion are also freely tradable. Fusion may sell none, some, or all of the shares of common stock purchased from us at any time. Following the effectiveness of the registrations statement of which this prospectus forms a part, the Purchaser will be able to sell none, some or all of the shares of common stock purchased from us. The sale of these shares could cause the price of our common stock to decline.

The exercise of warrants and options, as well as other issuances of shares, will likely have a dilutive effect on our stock price.

As of March 31, 2006, there were outstanding warrants to purchase 2,331,571 shares of our common stock, all but 20,000 of which are currently exercisable, at an average exercise price of $2.74 per share. There are also outstanding stock options to purchase an aggregate of 3,320,265 shares of common stock, at an average exercise price of $1.06, of which 2,547,212 are currently exercisable. The exercise of warrants or options at prices below the market price of our common stock could adversely affect the price of our common stock. Additional dilution may result from the issuance of shares of our common stock in connection with collaborations or licensing agreements or in connection with other financing efforts.

If provisions in our stockholder rights plan or Delaware law delay or prevent a change in control of Unigene, we may be unable to consummate a transaction that our stockholders consider favorable.

On December 20, 2002, we adopted a stockholder rights plan. This stockholder rights plan increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock. The plan is designed to assure our board of directors a full opportunity to review any proposal to acquire us. However, the plan could prolong the take-over process and, arguably, deter a potential bidder. These provisions apply even if the offer may be considered beneficial by some stockholders, and a takeover bid otherwise favored by a majority of our stockholders might be rejected by our board of directors. In addition, specific sections of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

FORWARD-LOOKING STATEMENTS

Various statements that we make in this prospectus under the captions “Prospectus Summary,” “Risk Factors” and elsewhere in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or activities of our business, or industry results, to be materially different from any future results, performance or activities expressed or implied by the forward-looking statements. These factors include: general economic and business conditions, our financial condition, product sales and royalties, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies, the uncertainty of results of animal and human testing, the risk of product liability and liability for human trials, our dependence on patents and other proprietary rights, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, the failure to obtain regulatory approvals for our products, litigation and other factors discussed in this prospectus.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the selling stockholder. We will not receive any of the proceeds from the sales by the selling stockholder of the shares covered by this prospectus. We will receive the exercise price of the warrants held by the selling stockholder, if and when such warrants are exercised, assuming the exercise price of such warrants is paid in cash. If we realize proceeds from the exercise of all of the warrants, assuming they are exercised entirely for cash, the net proceeds to us would be approximately $4,250,000. We expect to use the proceeds of any such warrant exercises for general working capital purposes and the repayment of debt.

SELECTED FINANCIAL DATA

Item 6. Selected Financial Data.

STATEMENT OF OPERATIONS DATA

(In thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Revenue:
Licensing, product sales and other revenue	$14,276	$8,400	$6,024	$2,658	$865
Costs and expenses:
Research & development expenses, inventory reserve and cost of goods sold	9,042	10,667	9,361	8,376	9,122
General and administrative	4,640	3,077	2,877	2,778	2,700
Net loss	(496)	(5,941)	(7,398)	(6,337)	(12,472)
Net loss per share, basic and diluted	(.01)	(.08)	(.11)	(.11)	(.26)
Weighted average number of shares outstanding	81,482	76,959	65,598	57,877	47,483

BALANCE SHEET DATA

(In thousands)

	December 31,
	2005	2004	2003	2002	2001
Cash and cash equivalents	$4,146	$4,236	$512	$2,224	$405
Working capital deficiency	(10,974)	(16,726)	(18,666)	(15,534)	(21,684)
Total assets	12,774	10,138	5,067	7,064	9,047
Total long-term debt, obligations and deferred revenue, including current portion	11,729	13,519	8,778	8,706	4,314
Total liabilities	29,281	33,291	26,454	24,729	22,459
Total stockholders’ deficit	(16,507)	(23,154)	(21,387)	(17,965)	(15,840)

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share. As of March 31, 2006 there were 87,528,565 shares of common stock outstanding and held of record by approximately 626 stockholders.

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available therefor. We have never paid and we do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, the holders of common stock then outstanding are entitled to share ratably in our assets remaining after the payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and nonassessable.

On December 30, 2002, pursuant to a rights agreement, we distributed common stock purchase rights to stockholders of record as a dividend at the rate of one right for each share of common stock. Each right entitles the holder to purchase from us one ten-thousandth of a share of common stock at an exercise price of $4.00. Initially the rights are attached to the common stock and are not exercisable.

The rights become exercisable and will separate from the common stock:

•	ten calendar days after a person or group acquires beneficial ownership of fifteen percent or more of our common stock, or

•	ten business days (or a later date following such announcement as determined by our Board of Directors) after the announcement of a tender offer or an exchange offer to acquire fifteen percent or more of our outstanding common stock.

The rights are redeemable for $.00001 per right at the option of the Board of Directors at any time prior to the close of business on the tenth calendar day after a person or group acquires beneficial ownership of fifteen percent or more of our common stock. If not redeemed, the rights will expire on December 30, 2012. Prior to the date upon which the rights would become exercisable under the rights agreement, our outstanding stock certificates will represent both the shares of common stock and the rights, and the rights will trade only with the shares of common stock.

Generally, if the rights become exercisable, then each stockholder, other than the stockholder whose acquisition has caused the rights to become exercisable, is entitled to purchase, for the exercise price, that number of shares of common stock that, at the time of the transaction, will have a market value of two times the exercise price of the rights. In addition, if, after the rights become exercisable, we are acquired in a merger or other business combination, or fifty percent or more of our assets, cash flow or earning power are sold, each right will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the rights.

The rights plan is intended to improve the ability of our Board of Directors to protect the interests of Unigene and our stockholders in the event of an unsolicited proposal to acquire a significant interest in Unigene.

PRIVATE PLACEMENT OF COMMON SHARES AND WARRANT

On March 16, 2006, we entered into the Securities Purchase Agreement pursuant to which the Company agreed to sell 4,000,000 shares of Company common stock, par value $.01 per share, at a price of $3.25 per share, and a common stock warrant to purchase up to 1,000,000 shares of common stock, at an exercise price of $4.25 per share (the “Warrant”), to the Purchaser. The Warrant is exercisable immediately and for a period of five years. The Warrant enables a cashless exercise and has certain anti-dilutive provisions. When we completed the sale on March 17, 2006, we received gross proceeds of $13,000,000 before expenses of approximately $100,000.

SELLING STOCKHOLDER

We sold a total of 4,000,000 shares of our common stock and a warrant to purchase up to an aggregate of 1,000,000 shares of our common stock at an exercise price per share of $4.25 to the selling stockholder in a private placement pursuant to a common stock purchase agreement for gross proceeds of $13,000,000 before expenses of approximately $100,000. We agreed to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), providing for the resale of the purchased shares and warrant shares. Except for the ownership of the shares of common stock and the warrant, the selling stockholder has not had any material relationship with us within the past three years.

We have filed a registration statement on Form S-1, of which this prospectus forms a part, to register the purchased shares and warrant shares for resale by the selling stockholder and to meet this obligation. We have agreed to use our best efforts to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of (i) the date as of which the selling stockholder may sell all of the purchase shares and warrant shares without restriction pursuant to Rule 144(k) under the Securities Act (or successor thereto), or (ii) the date on which the selling stockholder has sold all of the purchased shares and warrant shares.

The following table sets forth certain information known to us regarding the shares of our common stock held and to be offered from time to time by the selling stockholder as of April 3, 2006 and as adjusted to give effect to the sale of the purchased shares and warrant shares offered hereby. The following table states the maximum number of shares the selling stockholder may offer under this prospectus assuming that (i) the selling stockholder chooses to sell all of the purchased shares and (ii) the selling stockholder exercises its entire warrant and sells all of the warrant shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholder may offer the shares for resale from time to time. See the “Plan of Distribution” section of this prospectus, which follows. We cannot assure you that the selling stockholder will sell any or all of the shares.

Under the terms of the warrant, a selling stockholder may not exercise the warrant, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation.

	Ownership Before Offering		Common Shares that May Be Sold Pursuant to the Offering		Ownership After Offering (3)
Name of Selling Stockholder	Common Shares	Percent of Common Shares Held (2)			Common Shares	Percent of Common Shares Held
Magnetar Capital Master Fund, Ltd. (1)	5,000,000	5.6%	5,000,000	(4)	0	0

(1)	Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the securities held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, which is the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.
(2)	Both the numerator and the denominator of the fraction used to arrive at this percentage include the number of warrant shares held by the selling stockholder whose percent of common shares held is being calculated.
(3)	These figures assume that all purchased shares and warrant shares have been sold.
(4)	This number includes 4,000,000 purchased shares and 1,000,000 shares of our common stock issuable upon the exercise of the warrant.

Neither the selling stockholder nor any of its affiliates has held a position or office with us.

This is our first financing transaction with the selling stockholder.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrant to permit the resale of these shares of common stock by the holders of the common stock and warrant from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The shares of common stock covered by this prospectus and, if applicable, any prospectus supplements, may be offered and sold from time to time in one or more transactions by the selling stockholder, which term includes its transferees, pledgees or donees or other successors in interest. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholder has represented that at no time prior to the date of the common stock purchase agreement has the selling stockholder engaged or effected, in any manner whatsoever, directly or indirectly, any short sale of our common stock or hedging transaction, which establishes a net short position with respect to our common stock. We do not know of any arrangements by the selling stockholder for the sale of any of the shares. The shares of common stock may be sold by one or more of the following means of distribution:

•	on any of the U.S. securities exchanges or quotation services where shares of our common stock are listed or quoted at the time of sale, including the OTC Bulletin Board where our common stock is listed as of the date of this prospectus;

•	in the over-the-counter market in accordance with the rules governing the NASDAQ Over The Counter Bulletin Board;

•	in transactions other than transactions on the exchanges or quotation services or in the over-the counter market described above;

•	in negotiated transactions or otherwise, including an underwritten offering;

•	by pledge or by grant of a security interest in the shares to secure debts and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	through the distribution of the shares by the selling stockholder to its partners, members or stockholders;

•	a block trade in which the broker-dealer so engaged will attempt to sell shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	short sales;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a combination of any of the above transactions; or

•	any other method permitted pursuant to applicable law.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, underwriters, broker-dealers or agents engaged by the selling stockholder may arrange for other underwriters, broker-dealers or agents to participate. The selling stockholder and any underwriters, broker-dealers or agents who participate in the distribution of these shares may be deemed to be “underwriters” under the Securities Act. The selling stockholder will be subject to the prospectus delivery requirements of the Securities Act unless an exemption therefrom is available.

The selling stockholder may sell its shares at market prices prevailing at the time of sale, at varying prices at the time of sale, at negotiated prices or at fixed prices. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents.

The selling stockholder may sell its shares directly to purchasers or may use underwriters, broker-dealers or agents to sell its shares. Underwriters, broker-dealers or agents who sell the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or they may receive compensation from purchasers of the shares for whom they acted as agents or to whom they sold the shares as principal, or both. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share. To the extent that these broker-dealers are unable to do so acting as agent for the selling stockholder, they may purchase as principals any unsold shares at the price required to fulfill the broker-dealers’ commitment to the selling stockholder. Broker-dealers who acquire shares as principals may thereafter resell these shares from time to time in transactions on any of the U.S. securities exchanges or quotation services where our common stock is listed or quoted, in the over-the counter market, in negotiated transactions or by a combination of these methods of sale or otherwise. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. Moreover, these transactions may be at market prices prevailing at the time of sale or at negotiated prices and, in connection with these resales, these broker-dealers may pay to or receive from the purchasers of these shares commissions as described above.

From time to time, the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by it. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of the selling stockholder’s shares offered under this prospectus will decrease as and when the selling stockholder takes such actions. The plan of distribution for the selling stockholder’s shares will otherwise remain unchanged. In addition, the selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, and the broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers or other financial institutions. The selling stockholder may enter into options or other transactions with broker-dealers or other financial institutions that involve the delivery of the shares offered hereby to the broker-dealers or other financial institutions, who may then resell or otherwise transfer those shares pursuant to this prospectus. The selling stockholder also may loan or pledge the securities offered hereby to a broker-dealer, and the broker-dealer may sell the loaned shares offered hereby pursuant to this prospectus or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus. In addition, under the securities laws of some states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers.

We have agreed to indemnify the selling stockholder, and its members, officers, directors, partners, employees, agents and representatives or any affiliate or person, if any, who controls the selling stockholder, against specified liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

We have agreed to maintain the effectiveness of the registration statement until the earliest of the following registration termination dates:

•	the date 24 months after the 17th of March, 2006;

•	the time that all of the shares of common stock covered by this registration statement are sold; or

•	the time that all of the shares of common stock covered by this registration statement may be sold without restriction pursuant to Rule 144(k) of the Securities Act.

We have agreed to pay all reasonable expenses (other than sales or brokerage commissions and legal fees and disbursements of counsel to the selling stockholder), incurred in connection with preparing and filing the registration statement, any amendments to the registration statement, this prospectus and any prospectus supplements as well as with filings or qualifications relating to such registration statement.

In addition, we have agreed that we will provide to the selling stockholder an amendment or supplement to the registration statement, if necessary.

The selling stockholder and any other person participating in such distribution will be subject to the applicable provisions of the Exchange Act including, without limitation, Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus and the ability of any person or entity to engage in market making activities with respect to the shares of common stock.

We cannot assure you that the selling stockholder will sell all or any of the common stock offered under the registration statement.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the Unigene common stock offered by this prospectus will be passed upon for Unigene by Dechert LLP, Princeton, New Jersey.

EXPERTS

Unigene’s financial statements as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of Grant Thornton LLP as experts in accounting and auditing. The audit report of Grant Thornton LLP covering the December 31, 2005 financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and working capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this registration statement. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006;

•	Current Report on Form 8-K filed on March 22, 2006; and

•	Current Report on Form 8-K filed on April 6, 2006.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide these reports or documents upon written or oral request, at no cost to the requester. Request for these reports or documents may be made to William Steinhauer, Vice President of Finance, Unigene Laboratories, Inc., 110 Little Falls Road, Fairfield, NJ 07004, (973) 882-0860, wsteinhauer@unigene.com. These reports and documents also may be accessed at our website: www.unigene.com.

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 to register the stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedule. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedule filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholder should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

You should rely only on the information contained in this prospectus and those documents incorporated by reference. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

MATERIAL CHANGES

Since December 31, 2005, there have been no material changes in our affairs which have not been described in our Annual Report on Form 10-K, Current Reports on Form 8-K filed on March 22, 2006 and April 6, 2006 or this prospectus.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until [                    , 2006], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions, if any) are set forth below. Each item listed is estimated, except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$1,816.33
Blue Sky fees and expenses	100
Accounting fees and expenses	7,500
Legal fees and expenses	75,000
Registrar and transfer agent’s fees and expenses	500
Printing and engraving expenses	0
Miscellaneous	500

Total expenses	$85,416.33

All costs, expenses and fees in connection with the registration of these shares will be borne by the Company.

Item 14. Indemnification of Directors and Officers.

Unigene is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Unigene’s Certificate of Incorporation provides that no director shall be liable to Unigene or its stockholders for monetary damages for breach of his fiduciary duty as a director. However, a director will be liable for any breach of his duty of loyalty to Unigene or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, any transaction from which the director derived an improper personal benefit, or payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.

Item 15. Recent Sales of Unregistered Securities.

Since April 1, 2003, the Company has made the following sales of securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

(1) On December 29 and 30, 2004, the Company sold 1,302,140 shares of common stock to Fusion Capital Fund II, LLC (“Fusion”) for gross proceeds of $2,500,002. All of such shares were issued by the Company without registration in reliance on an exemption under Section 4(2) of the Securities Act, because the offer and sale was made to a limited number of investors in a private transaction.

(2) On April 7, 2005, we completed the sale of a total of 2,123,142 shares of our common stock and a common stock purchase warrant to purchase up to 1,061,571 shares of our common stock at an exercise price per share of $1.77 to Fusion in a private placement pursuant to a common stock purchase agreement for gross proceeds to us of $3 million. These securities were issued by the Company without registration in reliance on an exemption under Section 4(2) of the Securities Act, because the offer and sale was made to a limited number of investors in a private transaction.

(3) On March 17, 2006 we completed the sale of a total of 4,000,000 shares of our common stock and a common stock purchase warrant to purchase up to 1,000,000 shares of our common stock at an exercise price per share of $4.25 to an institutional accredited investor in a private placement pursuant to a common stock purchase agreement for gross proceeds to us of $13,000,000 before expenses of approximately $100,000. These securities were issued by the Company without registration in reliance on an exemption under Section 4(2) of the Securities Act, because the offer and sale was made to a limited number of investors in a private transaction.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation of the Registrant and Amendments thereto to July 1, 1986 (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement No. 33-6877 on Form S-1, filed July 1, 1986).

3.1.1	Certificate of Amendments of Certificate of Incorporation filed July 29, 1986 and May 22, 1987 (incorporated by reference to Exhibit 3.1.1 to the Registrant’s Registration Statement No. 33-6877 on Form S-1, filed July 1, 1986).

3.1.2	Certificate of Amendments of Certificate of Incorporation filed August 22, 1997 (incorporated by reference to Exhibit 3.1.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

3.1.3	Amendment to Certificate of Incorporation filed July 18, 2001 (incorporated by reference to Exhibit 3.1.3 of Post-Effective Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

3.2	Amended By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004).

4.1	Rights Agreement between Unigene Laboratories, Inc. and Registrar and Transfer Company, dated December 20, 2002 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, dated December 23, 2002).

4.2	Specimen Certificate for Common Stock, par value $.01 per share (incorporated by reference to Exhibit 3.1.1 to the Registrant’s Registration Statement No. 33-6877 on Form S-1, filed July 1, 1986).

5.1	Opinion and Consent of Dechert LLP.***

10.1	Lease agreement between the Registrant and Fulton Street Associates, dated May 20, 1993 (incorporated by reference to Exhibit 10.1 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 0-16005)).

10.2	1994 Employee Stock Option Plan (incorporated by reference to the Registrant’s Definitive Proxy Statement dated April 28, 1994, which is set forth as Appendix A to Exhibit 28 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-16005)).

10.3	Directors Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 0-16005)).**

10.4	Mortgage and Security Agreement between the Registrant and Jean Levy dated February 10, 1995 (incorporated by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994).

10.5	Loan and Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy dated March 2, 1995 (incorporated by reference to Exhibit 10.5 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994).

10.6	Employment Agreement between the Registrant and Warren P. Levy, dated January 1, 2000 (incorporated by reference to Exhibit 10.6 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).**

10.7	Employment Agreement between the Registrant and Ronald S. Levy, dated January 1, 2000 (incorporated by reference to Exhibit 10.7 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).**

10.8	Employment Agreement between the Registrant and Jay Levy, dated January 1, 2000 (incorporated by reference to Exhibit 10.8 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).**

10.12	Amendment to Loan Agreement and Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated March 20, 1995 (incorporated by reference to Exhibit 10.12 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994).

10.14	Amendment to Loan and Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated June 29, 1995 (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995).

10.15	Promissory Note between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated June 29, 1995 (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995).

10.17	License Agreement, dated as of July 15, 1997, between the Registrant and Warner-Lambert Company (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, dated July 15, 1997).*

10.19	Purchase Agreement, dated June 29, 1998, between the Registrant and The Tail Wind Fund, Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

10.21	Form of Promissory Note between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.22	Form of Promissory Note between the Registrant and Warren Levy and Ronald Levy (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.23	Amendment to Loan Agreement and Security Agreement between the Registrant and Jay Levy, Warren Levy and Ronald Levy, dated June 25, 1999 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.24	Amended and Restated Secured Note between the Registrant and Jay Levy, dated July 13, 1999 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.25	Amended and Restated Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated July 13, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.26	Subordination Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated July 13, 1999 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.27	Mortgage and Security Agreement, dated July 13, 1999, between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.28	$70,000 Secured Note between the Registrant and Jay Levy dated July 30, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.29	$200,000 Secured Note between the Registrant and Jay Levy dated August 5, 1999 (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.30	Modification of Mortgage and Security Agreement between the Registrant and Jay Levy dated August 5, 1999 (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.31	Amendment to Security Agreement and Subordination Agreement between the Registrant and Jay Levy, Warren Levy and Ronald Levy, dated August 5, 1999 (incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.32	Joint Venture Contract between Shijiazhuang Pharmaceutical Group Company, Ltd., and Unigene Laboratories, Inc., dated June 15, 2000 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.)*

10.33	Articles of Association of Shijiazhuang-Unigene Pharmaceutical Corporation Limited, dated June 15, 2000 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.)*

10.34	2000 Stock Option Plan (incorporated by reference to Attachment A to the Registrant’s Schedule 14A, dated April 28, 2000, containing the Registrant’s Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders (File No. 0-16005)). **

10.35	Common Stock Purchase Agreement, dated May 9, 2001, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.35 to the Registrant’s Registration Statement No. 333-60642 on Form S-1, filed May 10, 2001).

10.37	Warrant, dated March 30, 2001, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement No. 333-60642 on Form S-1, filed May 10, 2001).

10.38	Patent Security Agreement, dated March 13, 2001, between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.38 of Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

10.39	First Amendment to Patent Security Agreement, dated May 29, 2001, between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.39 of Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

10.42	License agreement between Unigene Laboratories, Inc. and SmithKline Beecham Corporation dated April 13, 2002 (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K, dated April 26, 2002). *

10.43	License and development agreement between Upsher-Smith Laboratories, Inc. and Unigene Laboratories, Inc. dated November 26, 2002 (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on form 8-K, dated January 9, 2003). *

10.44	Settlement agreement between The Tail Wind Fund, Ltd. and Unigene Laboratories, Inc., dated April 9, 2002 (incorporated by reference to Exhibit 10.42 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.45	Director Stock Option Agreement between Allen Bloom and Unigene Laboratories, Inc., dated December 5, 2001 (incorporated by reference to Exhibit 10.45 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).**

10.46	Director Stock Option Agreement between J. Thomas August and Unigene Laboratories, Inc., dated December 5, 2001 (incorporated by reference to Exhibit 10.46 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).**

10.48	Second Amendment to Lease between Fulton Street Associates and Unigene Laboratories, Inc. dated as of May 15, 2003 (incorporated by reference to Exhibit 10.48 to Post-Effective Amendment No. 1 to Registrant’s Registration Statement No. 333-75960, filed August 1, 2003).

10.49	Common Stock Purchase Agreement, dated October 9, 2003, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.49 to Registrant’s Registration Statement No. 333-109655, filed October 10, 2003).

10.51	Amendment No. 1 to Common Stock Purchase Agreement, dated October 9, 2003, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.51 to Amendment No. 1 to Registrant’s Registration Statement No. 333-109655, filed November 7, 2003).

10.52	Settlement Agreement dated December 18, 2003 between Covington and Burling and Unigene Laboratories, Inc. (incorporated by reference to Exhibit 10.52 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.53	License Agreement, dated April 7, 2004, between Unigene Laboratories, Inc. and Novartis Pharma AG (incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).*

10.54	Form of Stock Option Agreement under 2000 Stock Option Plan (incorporated by reference to Exhibit 10.54 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004).**

10.55	Common Stock Purchase Agreement, dated April 7, 2005, between Unigene and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K, dated April 13, 2005).

10.56	Registration Rights Agreement, dated April 7, 2005, between Unigene and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.2 of Registrant’s Current Report on Form 8-K, dated April 13, 2005).

10.57	Summary of Deferred Compensation Plan between the Registrant and Dr. Warren P. Levy and Dr. Ronald S. Levy, dated December 14, 2005 (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K, dated December 14, 2005).**

10.58

Securities Purchase Agreement, dated March 16, 2006, between Unigene and Magnetar Capital

Master Fund, Ltd. (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K, dated March 22, 2006).

10.59	Registration Rights Agreement, dated March 17, 2006, between Unigene and Magnetar Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, dated March 22, 2006).

10.60	Warrant to Purchase Common Stock, dated March 17, 2006, between Unigene and Magnetar Capital Master Fund, Ltd. (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, dated March 22, 2006).

10.61	Form of Promissory Note between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, dated April 6, 2006).

23.1	Consent of Grant Thornton LLP. ***

*	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.
**	Management contract or compensatory plan.
***	Filed Herewith.

(b)	Financial Statement Schedules

No financial statement schedules are required.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfield, New Jersey, on this 14th day of April, 2006.

UNIGENE LABORATORIES, INC.

By:	/s/ Warren P. Levy
Warren P. Levy
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on this 14th day of April, 2006 by the persons and in the capacities indicated below.

Signature	Title

/s/ Warren P. Levy Warren P. Levy	President and Chief Executive Officer (principal executive officer) and Director

/s/ Jay Levy Jay Levy	Treasurer and Director

/s/ Ronald S. Levy Ronald S. Levy	Secretary and Director

/s/ J. Thomas August J. Thomas August	Director

/s/ Allen Bloom Allen Bloom	Director

/s/ Robert F. Hendrickson Robert F. Hendrickson	Director

/s/ Marvin L. Miller Marvin L. Miller	Director

/s/ Bruce Morra Bruce Morra	Director

/s/ Peter Slusser Peter Slusser	Director

/s/ William J. Steinhauer William J. Steinhauer	Principal Financial and Accounting Officer

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